UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66843 / April 23, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14804

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
ASIAMART, INC.	:	REVOKING REGISTRATION BY
	:	DEFAULT
	:	

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        The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on March 15, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Asiamart, Inc. (Asiamart), has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

        The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Asiamart was served the OIP by March 19, 2012, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. Asiamart was required to file an Answer within ten days after service. OIP at 2; 17 C.F.R. § 201.220(b).

        On April 3, 2012, Asiamart was ordered to show cause, by April 18, 2012, why the registration of its securities should not be revoked by default. To date, Asiamart has not filed an Answer or otherwise shown cause why it should not be defaulted. Accordingly, Asiamart is in default and, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a), .220(f).

        Asiamart (CIK No. 1072702) is a void Delaware corporation located in Hunghom, Kowloon, Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asiamart is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $587,690 for the prior three months. On July 17, 2009, Asiamart filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Delaware, which was still pending as of March 8, 2012. As of March 8, 2012, the common stock of Asiamart was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Asiamart has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Asiamart.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Asiamart, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge